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                           October 25, 2023

       Ron Honig
       Chief Legal Officer
       EyePoint Pharmaceuticals, Inc.
       480 Pleasant Street
       Watertown, MA 02472

                                                        Re: EyePoint
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 20,
2023
                                                            File No. 333-275125

       Dear Ron Honig:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Stephen Nicolai, Esq.